UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
SPECIALIZED DISCLOSURE REPORT

Windtree Therapeutics, Inc.
(Exact Name of Registrant as Specified in Charter)

DELAWARE	000-26422	94-3171943
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

2600 Kelly Road, Suite 100
Warrington, PA 18976-3622
(Address of Principal Executive Offices)

Mary B. Templeton, Esq.	(215) 488-9300
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1 - Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure

This Form SD of Windtree Therapeutics, Inc. (referred to as “we,” “us,” or the “Company”) is filed pursuant to Rule 13p-1 under the Securities Exchange Act of 1934 for the reporting period from January 1, 2015 to December 31, 2015.  We are a biotechnology company focused on developing novel KL4 surfactant therapies for respiratory diseases and other potential applications.

In 2015, we contacted the manufacturers of our products and requested that they inform us as to whether those products contained conflict minerals.  The manufacturers provided us bills of materials setting forth the components of each of our products, from which we determined that certain of our products include “conflict minerals”1 that are necessary to the functionality or production of such products.  In order to determine if our necessary conflict minerals included in products we manufacture may have originated in the Democratic Republic of the Congo or an adjoining country (collectively, the “Covered Countries”), we requested our manufacturers to complete a Reasonable Country of Origin (“RCOI”) questionnaire for each such conflict mineral.  At this time we are unable to determine whether any of our necessary conflict minerals included in products we manufactured in 2015 may have originated in the Covered Countries or from recycled or scrap sources.

We recognize that the global supply chain tracing of these materials is complex; however, we are committed to working with our suppliers to determine whether the products we manufacture or contract to manufacture are “conflict free;” that is, that they either do not contain conflict minerals from the Covered Countries or originate from recycled or scrap materials.

Item 1.02	Exhibits

Exhibit 1.01 is hereby incorporated into this item by reference.

          1 As defined in Rule 13p-1 under the Securities Exchange Act of 1934, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Windtree Therapeutics, Inc.

By:	/s/ Craig Fraser
Name:	Craig Fraser
Title:	President and Chief Executive Officer

Date: May 31, 2016